SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, April 12, 2006

São Paulo Stock Exchange
Jorge Antonio Tambucci
Corporate Relations Supervision

Dear Sir,

In reply to the Official Letter GAE/SAE 0272/06 sent on April 11, 2006, the Company informs that it will be proposed a term of 90 (ninety) days after its approval at the Extraordinary Shareholders Meeting (“AGE”) to its shareholders to, at their free and exclusive discretion, adjust their positions of shares, by types, in multiples of 15 (fifteen) shares. The adjustment should be made through brokerage firms authorized to operate by BOVESPA. After this term, the shares representing the Company’s capital stock will start being traded exclusively as a reverse split and with quotation in Reais (R$) per share. The sum of the fractions of shares resulted from the Reverse Split will be sold in an auction on BOVESPA. Previously to the auction, the fractions of shares will be debited from the positions of the shareholders. The procedures of the sale will be made available to each shareholder who held the fractions of shares.

This term is subject to the shareholders’ approval at this AGE, and therefore it can be changed.

We are at your disposal for further clarifications.

Sincerely,

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
NET SERVIÇOS DE COMUNICAÇÃO S.A.

GAE/SRE 643/06
April 11, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Mr. Leonardo Porciúncula Gomes Pereira
Investor Relations Officer

Dear Sirs,

Considering the terms of the call notice of the Annual and Extraordinary General Meetings (AGO/E) as of 04/28/2006, we require you to inform, concerning the reverse split of shares representing the capital stock, the treatment to be given to the fractions of shares resulting from the referred reserve split.

Sincerely,

Jorge Antonio Tambucci
Corporate Relations Supervision
São Paulo Stock Exchange

with copy to CVM - Brazilian Securities and Exchange Commission
Mrs. Elizabeth Lopes Rios Machado - Corporate Relations Superintendence
Mr. Waldir de Jesus Nobre - Market Relations and Intermediates Superintendence

We clarify that the reply of this company must be sent exclusively by means of the IPE System, by choosing the Category: Comunicado ao Mercado, and then, the Type: Esclarecimentos sobre consultas CVM/Bovespa, which will result in the simultaneous transmission of the file to Bovespa and CVM. For a better understanding of the market, in the file to be sent the consultation above formulated before the reply of this company must be transcribed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.